EXHIBIT 99.14

TRADEMARK LICENSE AGREEMENT

This Trademark License Agreement ("Agreement"), dated as of December ___, 2004 (the "Effective Date"), is entered by and between The Inland Real Estate Group, Inc., an Illinois corporation with its principal place of business at 2901 Butterfield Road, Oak Brook, Illinois 60523 ("Licensor"), and Inland Retail Real Estate Trust, Inc., a Maryland corporation, with its principal place of business at 2901 Butterfield Road, Oak Brook, Illinois 60523 ("Licensee").

WITNESSETH:

WHEREAS, Licensor, through its business and that of its predecessor-in-interest, has adopted and used, caused to be used, or licensed to be used in United States commerce in connection with certain services in the field of real estate, the following: (1) the design mark depicted in Exhibit A, which is registered in the United States Patent and Trademark Office as U.S. Registration No. 2,638,092, together with all of the common law rights associated therewith (the "Blue Ball Logo"); (2) the name "Inland Retail Real Estate Trust, Inc." (the "IRRETI Name", and together with the Blue Ball Logo, the "IRRETI Marks"); (3) the design mark depicted in Exhibit B, which is registered in the United States Patent and Trademark Office as U.S. Registration No. 1,408,898, together with all of the common law rights associated therewith (the "Inland Logo"); and (4) the trade name "Inland," which is registered in the United States Patent and Trademark Office as U.S. Registration No. 2,786,134, together with all of the common law rights associated therewith (the "Inland Name", and together with the Inland Logo, the "Inland Marks") (the IRRETI Marks and the Inland Marks shall sometimes be referred to collectively as the "Trademarks");

WHEREAS, Licensor is the owner of all right, title and interest in and to the Trademarks, together with the goodwill associated therewith; and

WHEREAS, Licensor is willing to grant to Licensee certain rights to use the Trademarks subject to, and Licensee is willing to use the Trademarks in accordance with, all of the terms and conditions set forth herein.

NOW, THEREFORE, in exchange for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual covenants set forth herein, the parties agree as follows:

I.   DEFINITIONS

"Affiliate" shall mean, except as otherwise provided herein, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such Person. For the purposes of this definition, "control" (including, with correlative meaning, the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such Person through the ownership of voting securities, by contract or otherwise. With respect to Licensee, any entity representing a joint venture or similar arrangement in which

Licensee, or an entity controlled by Licensee, is the general partner or managing member shall be deemed to be an "Affiliate."

"Change of Control Event" shall mean the occurrence of one or more of the following:

a) Any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Licensee to any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended; *provided, however*, that any sale, lease, exchange or transfer to (including, without limitation, any merger or other business combination with or into) any of the following shall not constitute a Change of Control: (i) any Affiliate controlled by Licensee, (ii) Inland Real Estate Corporation, (iii) Inland Western Retail Real Estate Trust, Inc., (iv) Inland American Real Estate Trust, Inc., (v) The Inland Group, Inc., or (vi) any Affiliate controlled by any of the Persons listed in clauses (i) through (v) above (all of the Persons described in clauses (i) through (vi) above to be hereinafter sometimes referred to as the "Inland Companies");

b) The approval by the holders of the outstanding shares of Licensee of any plan or proposal for the liquidation or dissolution of Licensee;

c) Any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (other than any one or more of the Inland Companies) shall become the owner, directly or indirectly, beneficially or of record, of shares of Licensee representing more than twenty-five percent (25%) of the aggregate ordinary voting power represented by the issued and outstanding common shares of Licensee; or

d) Following any change in the composition of the board of directors of Licensee, a majority of the board of directors of Licensee are not a combination of either (i) members of the board of directors of Licensee as of the date hereof, or (ii) members of the board of directors of Licensee whose nomination for election or election to the board of directors of Licensee has been recommended, approved or ratified by at least eighty percent (80%) of the board of directors of Licensee then in office who were either members of the board of directors of Licensee as of the date hereof or whose election as a member of the board of directors of Licensee was previously so approved pursuant to this clause (ii).

"Person" shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Real Estate Business" shall mean (i) any business activities conducted by Licensee so long as Licensee remains qualified as a "real estate investment trust" under Section 856 the Internal Revenue Code of 1986, as amended, and (ii) such business as is consistent with and limited to the description of the business of Licensee contained in the prospectus forming a part of the Registration Statement on Form S-11 (No. 333-50822), as amended, filed by Licensee with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

II. GRANT OF LICENSE

A. Licensor grants to Licensee a non-exclusive, royalty free right and license to use the Inland Name, together with the goodwill associated therewith, solely in connection with the Real Estate Business. Use of the Inland Name by Licensee shall comply with the terms and conditions of this Agreement.

B. Licensor grants to Licensee an exclusive, royalty-free right and license to use the IRRETI Marks, together with the goodwill associated therewith, solely in connection with the Real Estate Business. Use of the IRRETI Marks by Licensee shall comply with the terms and conditions of this Agreement. Licensor shall be permitted to use the IRRETI Marks, consistent with Licensor's past practices and the use standards applicable to Licensee, (i) if such use may benefit Licensee in Licensor's general marketing programs, or (ii) in connection with the provision of services by Affiliates of Licensor to Licensee.

C. Licensor grants to Licensee a non-exclusive, royalty-free right and license to use the Inland Logo, together with the goodwill associated therewith, solely for the purpose of sublicensing such mark to Licensee's wholly-owned property managers for use by said managers solely in connection with the Real Estate Business and in compliance with the terms and conditions of this Agreement.

D. Licensee shall be permitted to sub-license the Inland Name and the IRRETI Marks, subject to the terms and conditions of this Agreement, solely for use in connection with the Real Estate Business, (1) to any direct or indirect wholly-owned Affiliate of Licensee, (2) to any Affiliate of Licensee other than a direct or indirect wholly-owned Affiliate of Licensee with the prior written consent of Licensor (which shall not be unreasonably conditioned, withheld or delayed), and (3) to any Person that is not an Affiliate of Licensee with the prior written consent of Licensor (in its sole discretion) (collectively, and together with Licensee's wholly-owned property managers who are granted sublicenses pursuant to IIC. herein, the "Sublicensees").

E. Notwithstanding any provisions to the contrary herein, Licensee agrees that all sublicenses granted pursuant to the provisions set forth in IIC. and IID. herein shall be for a term of one (1) year and, if Licensee and Sublicensee choose to renew such sublicense, shall be automatically renewable for additional one (1) year term(s), provided that, at the time of such renewal, Sublicensee is an Affiliate of Licensee. If Sublicensee is not an Affiliate of Licensee at the time of such attempted renewal, Licensee shall provide Licensor with thirty (30) days' written notice of Licensee's intent to renew such sublicense. If Licensor does not object (in its sole discretion) to Licensee's written intentions to renew such sublicense within said thirty (30) day period, such sublicense shall be deemed renewed. Licensee shall promptly provide written notice to Licensor of the name of each new Sublicensee and shall inform Licensor whether such Sublicensee is an Affiliate of Licensee and, if so, whether it is a direct or indirect wholly-owned Affiliate of Licensee. Upon Licensor's request from time to time, Licensee shall deliver to Licensor a complete list of all Sublicensees. Licensee covenants and agrees that use of the Trademarks by each Sublicensee shall comply with the terms and conditions of this Agreement and that Licensee shall enter into a written agreement with each Sublicensee which shall incorporate terms and obligations which are at least as restrictive as those set forth herein. Licensee shall provide Licensor with copies of each and every such agreement upon request. Licensee shall be responsible for each Sublicensee's use of the Trademarks and, as such, Licensee shall be deemed to be in breach of this Agreement to the extent the actions of a Sublicensee would constitute a breach of this Agreement (subject to any and all cure periods granted herein). Under no circumstances may any Sublicensee license any of the Trademarks to another Person.

F. Licensor hereby reserves any and all rights not expressly and explicitly granted in this Agreement including, but not limited to, Licensor's right to authorize or license use of any of the Inland Marks or any other trademarks, designs, domain names, trade names, names or designations which are the same, similar to (with the exception of the IRRETI Marks) or incorporate any of the Inland Marks, to any third party for any use whatsoever. Without limiting the rights reserved in the first sentence of this paragraph, Licensor hereby reserves any and all rights to use, authorize use or license use of any of the Inland Marks or any other trademarks, designs, domain names, trade names, names or designations which are the same, similar to (with the exception of the IRRETI Marks) or incorporate any of the Inland Marks in any geographic territory and in any language. For the avoidance of doubt, it is acknowledged and agreed that any trademarks or designs of a different color than the Blue Ball Logo shall not be deemed to be the same or similar to the Blue Ball Logo.

III.   OWNERSHIP OF THE TRADEMARKS

A. The Trademarks are owned solely and exclusively by Licensor, and neither Licensee nor its Sublicensees has any further right, title or interest therein, except for the limited rights specifically granted herein.

B. Licensee recognizes the significant value of the goodwill associated with the Trademarks, and (i) accepts that Licensor owns exclusive right, title and interest in and to the Trademarks and any and all goodwill pertaining thereto (including, without limitation, any trademark applications and/or registrations therefor); (ii) agrees that it will not directly or indirectly challenge the ownership or validity of, or otherwise impair, any intellectual property rights of Licensor in and to the Trademarks, or Licensor's ownership thereof, nor may it assist others in doing so, and (iii) agrees that all use of the Trademarks by Licensee shall inure solely to the benefit of Licensor. Licensee agrees that nothing in this Agreement shall give Licensee any right, title or interest in the Trademarks other than the right to use the Trademarks in accordance with this Agreement. Except as permitted in Subparagraph C below, Licensee agrees not to seek registration of the Trademarks, or any trademarks, designs, domain names, trade names, names or designations that would be an infringement upon the Trademarks, with any domestic or foreign governmental or quasi-governmental authority.

C. Licensor or its Affiliates may file trademark applications to protect the IRRETI Marks, but Licensor is not required to do so, nor is Licensor required to renew or maintain registrations for the IRRETI Marks; provided, however, that if Licensor or its Affiliates should elect not to maintain or renew registration of any of the IRRETI Marks or shall fail to commit to do so within five (5) business days following delivery of written notice by Licensee thereof

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(which commitment Licensor or its Affiliates shall promptly pursue), Licensee shall have the right to effect registration of the IRRETI Marks in its own name and for its own benefit. Licensor shall file trademark applications to protect the Inland Marks and shall maintain such registrations, to the extent permitted under trademark law. Licensee agrees to assist Licensor, at Licensor's request and expense, in the procurement and maintenance of any protection of Licensor's rights in the Trademarks including, without limitation, in the prosecution of trademark applications for the Trademarks in Licensor's name.

IV. USE OF THE TRADEMARKS

A. In connection with its permitted use of the Trademarks, Licensee shall not represent that it has any interest in the Trademarks other than a license pursuant to this Agreement, and Licensee specifically acknowledges that its permitted use of the Trademarks shall not create in the Licensee any right, title or interest in the Trademarks other than pursuant to this Agreement.

B. Without detracting from the generality of the foregoing, it is agreed and understood by Licensee that Licensee does not have permission to, without the express written consent of Licensor: (1) except as otherwise provided herein, transfer, sell or assign any right granted by this Agreement, or (2) modify any of the Trademarks in any manner whatsoever, except as set forth in the Usage Guidelines (defined below). Licensee further acknowledges and agrees that neither it nor any Sublicensee has the right to use the Trademarks in connection with products or services outside of the Real Estate Business.

C. Licensee acknowledges the importance to Licensor of its reputation and goodwill and to the public of maintaining high, uniform standards of quality in the services provided in connection with the Trademarks. Licensee therefore agrees to maintain a standard of quality in its conduct of the Real Estate Business and its use of the Trademarks in connection therewith commensurate with, or better than, the high standard maintained by Licensor prior to the Effective Date, and agrees to conduct its Real Estate Business so as not to impair Licensor's reputation or goodwill in connection with the Trademarks. Licensee's use of the Trademarks shall comply with all applicable statutes, laws, ordinances, rules and regulations. To ensure that Licensor has the ability to protect the goodwill associated with the Trademarks and the validity and integrity of the Trademarks, and to prevent any deception to the public, Licensee shall, and shall cause each Sublicensee to, use the Trademarks in a manner consistent with Licensor's standard usage guidelines (the "Usage Guidelines") prescribed by Licensor from time to time and applied to all licensees of the Inland Marks, provided that Licensor shall apply the Usage Guidelines uniformly as to all licensees of the Inland Marks (including Licensee). Any modifications in the Usage Guidelines shall be delivered to Licensee in writing.

D. To determine whether Licensee is complying with this Agreement, Licensor shall have the right to periodically monitor Licensee's and each Sublicensee's use of the Trademarks. Upon request by Licensor, Licensee shall provide Licensor with representative samples of each such use including, but not limited to, use on signage, marketing materials, letterhead, business cards, flags, checks, documents, promotional items, press releases and on the Internet. If Licensor determines that Licensee or any Sublicensee is using any of the Trademarks improperly and/or in a way that does not meet any standards or requirements set forth herein, Licensor shall notify Licensee, and Licensee shall remedy or shall cause the Sublicensee user to remedy, the improper use within thirty (30) business days following receipt of such notice from Licensor. In addition, if Licensor reasonably determines that Licensee or any of its Sublicensees are engaging in conduct or activities that dilute or damage the value of the goodwill associated with the Trademarks, in each case, Licensor shall provide written notice of such conduct or activities to Licensee, and Licensee shall, and shall cause its Sublicensees to, cease such conduct or activities as promptly as reasonably practicable and shall take all actions reasonably requested by Licensor to mitigate or remedy any such dilution or damage. Nothing contained in this clause D shall affect the rights of Licensor pursuant to Section VI.D.

E. Licensee shall ensure that trademark, service mark and any and all other proprietary rights notices that are appropriate to protect the IRRETI Marks are conspicuously placed on all items bearing any of the IRRETI Marks used by Licensee and each Sublicensee in accordance with the Usage Guidelines. If Licensee learns that a third party is infringing or threatens to infringe the IRRETI Marks (the "IRRETI Infringement"), or if any Sublicensee notifies Licensee of any IRRETI Infringement (and each sublicense shall require Sublicensee to notify Licensee if Sublicensee learns of any IRRETI Infringement), then Licensee shall promptly notify Licensor, and the parties shall jointly act if necessary to terminate or otherwise address the IRRETI Infringement (including the appointment of joint counsel). Licensee agrees to cooperate and shall cause each Sublicensee to cooperate with Licensor and to provide support in such efforts. The expense of such jointly appointed counsel shall be borne fifty percent by Licensor and fifty percent by Licensee. If Licensee chooses to appoint additional counsel on its own, it shall be at Licensee's sole expense. Neither Licensee nor any Sublicensee shall take any action to prosecute or settle any such IRRETI Infringement without Licensor's written consent.

F. Licensee shall ensure that trademark, service mark and any and all other proprietary rights notices that are appropriate to protect the Inland Marks are conspicuously placed on all items bearing any of the Inland Marks used by Licensee and each Sublicensee in accordance with the Usage Guidelines. In the event that Licensee or any Sublicensee learns that a third party is infringing or threatens to infringe the Inland Marks (the "Inland Infringement"), then Licensee or its Sublicensee (as the case may be) shall promptly notify Licensor, and Licensor shall take such steps as it believes appropriate (in its sole discretion) to terminate or otherwise address the Inland Infringement. Licensee agrees to cooperate and shall cause each Sublicensee to cooperate with Licensor and to provide support to Licensor in such efforts, at Licensor's expense. If Licensee chooses to appoint counsel on its own, it shall be at Licensee's sole expense. Neither Licensee nor any Sublicensee shall take any action to prosecute or settle any such Inland Infringement without Licensor's written consent.

V. LEGEND; DISCLAIMER

Upon Licensor's request, Licensee shall include or cause each Sublicensee to include: (1) a trademark legend consistent with the Usage Guidelines indicating that the Trademarks are owned by Licensor and are being used under license, and/or (2) a disclaimer consistent with the Usage Guidelines that Licensee or its Sublicensee, and not Licensor, has produced the materials and is responsible for the content thereof wherein any of the Trademarks may be used including, but not limited to, signage, marketing materials, letterhead, business cards, flags, checks, documents, promotional items, press releases or on the Internet. Further,

Licensee agrees to display and shall cause each Sublicensee to display in a manner consistent with the Usage Guidelines a trademark registration symbol (i.e., "®") immediately after the Trademarks at least once in any piece of printed or visual material in which they appear (and generally in its first appearance in such material), normally alongside the Trademarks. If the Trademarks appear in any printed or visual material (other than letterhead, envelopes or business cards) in which another trademark, design, domain name, trade name, name or designation not belonging to Licensor also appears, the words "A registered mark of The Inland Real Estate Group, Inc." (or such other legend as may be designated by Licensor in writing) shall appear in addition to the registration symbol next to the Logo(s).

VI. TERM AND TERMINATION

A. This Agreement shall remain in full force and effect for a term of ninety-nine (99) years, unless otherwise terminated as provided herein.

B. Notwithstanding Subparagraph A hereof, in the case of a Change of Control Event, Licensor shall have the right to terminate this Agreement upon thirty (30) days written notice to Licensee, provided, however, that if Licensor terminates this Agreement pursuant to this Subparagraph B, then Licensor shall provide Licensee with a reasonable opportunity to transition from its then existing use of the Trademarks to any other trademarks, logos or trade names as Licensee deems appropriate, as long as such trademarks, logos and trade names do not infringe upon the Trademarks. Such transition period shall be no more than sixty (60) days from the date of termination of this Agreement (the "Transition Period"). During the Transition Period, (i) Licensee agrees that it will not initiate any new use or expand its existing use of the Trademarks, and (ii) Licensor agrees not to pursue any claims of infringement against Licensee for its continued use of the Trademarks, provided that Licensee (and any Sublicensee) are otherwise in compliance with the surviving terms of this Agreement.

C. If Licensor reasonably determines that Licensee or any of its Sublicensees are engaging in conduct or activities that materially dilute or damage the value of the goodwill associated with the Trademarks, in each case, Licensor shall provide written notice of such conduct or activities of Licensee, which notice shall explain in reasonable detail the nature of such conduct or activities. Subject to Article XXII, if Licensee fails to cease or cause to have ceased such conduct or activities as promptly as reasonably practicable and no later than sixty (60) days from receipt of such notice, or such longer period as the parties may mutually agree, Licensor may immediately terminate this Agreement. Such cure period shall not be available in the event of a repeated breach as a result of intentional conduct or the failure to implement reasonable standards or controls to prevent such repeated breach.

D. If Licensor reasonably determines that Licensee, or a Sublicensee, has materially breached any provision of this Agreement, Licensor shall provide written notice of breach to Licensee, which notice shall provide reasonable detail as to the nature of the breach. Subject to Article XXII, if Licensee fails to cure such breach as promptly as reasonably practicable and no later than sixty (60) days from receipt of such notice, or such longer period as the parties mutually agree, Licensor may immediately terminate this Agreement. Such cure period shall not be available in the event of a repeated breach as a result of intentional conduct or the failure to implement reasonable standards or controls to prevent such repeated breach.

E. In the event Licensee ceases use of any of the Trademarks for a period of nine (9) months, this Agreement shall immediately terminate without further notice.

F. Upon the termination or expiration of this Agreement and expiration of the Transition Period, if applicable, the license granted hereunder shall immediately and automatically terminate, and Licensee agrees to immediately discontinue and to cause each Sublicensee to immediately discontinue any and all use of the Trademarks and to deliver up to Licensor, or its duly authorized representatives, all signage, marketing materials, letterhead, business cards, flags, checks, documents, promotional items, press releases, Internet usage and any and all other papers or materials upon which the Trademarks appear, and will at no time adopt or use, without Licensor's prior written consent, any word, phrase, colors, symbols, logos, marks or other designations which are similar to, or likely to be confusing with, any of the Trademarks.

VII. OBLIGATIONS ON TERMINATION AND SURVIVAL

Any termination of this Agreement shall not impair any other accrued rights or remedies of either Licensor or Licensee. Upon termination of this Agreement and following expiration of the Transition Period, if applicable, Licensee shall immediately cease and desist, and shall cause each of its Sublicensees to immediately cease and desist, from using any and all of the Trademarks, in accordance with the terms set forth herein. Nothing herein shall be construed to relieve Licensee of any obligations with respect to activities undertaken in connection with Licensee's operation and performance under this Agreement prior to the date of such expiration or termination including, but not limited to, Licensee's defense and indemnity obligations, and such obligations shall survive any such termination or expiration. Notwithstanding the above, to the extent applicable, the provisions of Articles III, IV, V, VII, XII, XIII, XIV and XXII shall survive any termination of this Agreement.

VIII. REPRESENTATIONS, WARRANTIES AND COVENANTS OF LICENSEE

A. Licensee has full power and authority to enter into this Agreement. The execution and delivery by Licensee of this Agreement has been duly authorized by all necessary corporate action and no other proceedings on the part of Licensee are necessary to authorize the execution and delivery of this Agreement. This Agreement has been duly and validly executed and delivered by Licensee, and, assuming the due authorization, execution and delivery hereof by Licensor, constitutes or will constitute, as applicable, a legal, valid and binding agreement of Licensee, enforceable against Licensee in accordance with its terms, except that such enforcement may be subject to (1) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (2) general equitable principles.

B. Licensee represents and warrants to Licensor that the licenses granted by this Agreement do not and shall not result in a breach of or constitute a default or violation under any agreement to which Licensee is subject or by which Licensee is bound.

C.   Licensee shall notify Licensor promptly if Licensee becomes aware of any event, circumstance, transaction or occurrence that would make any of the representations or warranties of Licensee contained in this Agreement not true in any respect.

D.   Licensee shall promptly deliver to Licensor any and all written notices and/or other written communications delivered to or received from: (1) any Person challenging or questioning the validity, ownership, use, enforceability, registerability and/or licensing of any of the Trademarks, (2) any Person challenging or questioning the validity of this Agreement or the licenses and rights granted under and pursuant to this Agreement, and/or (3) any governmental authority in regards to the validity, ownership, use, enforceability, registerability and/or licensing of any of the Trademarks.

E.   Licensee shall not take any actions that would reasonably be expected to affect the registered status or ownership, or create confusion regarding the ownership, of the Trademarks by Licensor.

F.   Licensee shall use reasonable efforts, and shall cooperate with Licensor, to correct any market confusion related to the use of the Inland Marks and the IRRETI Marks and other marks licensed by Licensor to other Affiliates of Licensor.

IX.   REPRESENTATIONS, WARRANTIES AND COVENANTS OF LICENSOR

A.   Licensor owns title to the Trademarks free and clear of any and all liens, encumbrances, options and restrictions of every kind and description, except for any liens, encumbrances, options and restrictions that do not and will not significantly affect Licensee's or its Sublicensees' use and enjoyment of the Trademarks as contemplated by this Agreement. Licensor has not granted to any Person any rights to use or enjoy the IRRETI Marks or any portion thereof. Licensor has received no notice of, and has no knowledge of, any claims (1) alleging that the Trademarks infringe upon or otherwise violate any third party's intellectual property, or (2) challenging the validity, ownership, use, enforceability, registerability and/or licensing of any of the Trademarks.

B.   Licensor has full power and authority to enter into this Agreement. The execution and delivery by Licensor of this Agreement has been duly authorized by all necessary corporate action and no other proceedings on the part of Licensor are necessary to authorize the execution and delivery of this Agreement. This Agreement has been duly and validly executed and delivered by Licensor, and, assuming the due authorization, execution and delivery hereof by Licensee, constitutes or will constitute, as applicable, a legal, valid and binding agreement of Licensor, enforceable against Licensor in accordance with its terms, except that such enforcement may be subject to (1) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (2) general equitable principles.

C.   Licensor represents and warrants to Licensee that the licenses granted by this Agreement do not and shall not result in a breach of or constitute a default or violation under any agreement to which Licensor or the Trademarks are subject or by which Licensor or the Trademarks are bound.

D. All of the Trademarks (other than the IRRETI Name) are registered and are in full force and effect and in good standing, and neither Licensor nor any agent, representative, attorney or employee of Licensor has received notice of any intention on the part of any party to revoke, cancel, suspend or modify any registration of such marks or to take any action or institute any proceedings to effect such a revocation, cancellation, suspension or modification.

E. Neither the entering into of this Agreement nor the granting of the licenses and rights hereunder by Licensor shall constitute or result in a violation or breach by Licensor of any judgment, order, writ, injunction or decree issued against or imposed upon it, or will result in a violation by Licensor of any applicable law, order, rule or regulation of any governmental authority which would have a material and adverse effect on Licensee's or its Sublicensees' use of the Trademarks as contemplated by this Agreement. There are no actions, suits, litigation, proceedings or, to the knowledge of Licensor, investigations pending in any court or before or by any federal, district, country, or municipal department, commission, board, bureau, agency or other governmental instrumentality, against Licensor or involving any of the Trademarks, or to Licensor's knowledge, threatened against Licensor or any of the Trademarks, which (1) if adversely determined could prevent, restrict or limit the granting of the licenses and other rights herein granted or Licensee's or its Sublicensees' use and enjoyment of the Trademarks as contemplated by this Agreement, (2) challenge or question the validity, ownership, use, enforceability, registerability and/or licensing of any licensing of any of the Trademarks, (3) challenge or question the validity or enforceability of this agreement or any action taken by Licensor pursuant to this Agreement, or (4) affect any of the Trademarks. No approval, consent, order or authorization of, or designation, registration or filing with any governmental authority, agent or entity is required in connection with the due and valid execution and delivery of this Agreement by Licensor or Licensor's performance under this Agreement.

F. Licensor has complied with any and all laws, statutes, ordinances, codes, rules and regulations applicable to the ownership, use, registerability or licensing of the Trademarks, except as would not have a material and adverse effect on Licensee's or its Sublicensees' use of the Trademarks as contemplated by this Agreement.

G. Licensor shall not take any action with the intent to cause a material and adverse effect on Licensee's or its Sublicensees' use and enjoyment of the Inland Marks or the goodwill associated therewith pursuant to this Agreement. Licensor shall not take any action that could reasonably be expected to materially impair or have a material and adverse effect on Licensee's or its Sublicensees' use and enjoyment of the IRRETI Marks or the goodwill associated therewith pursuant to this Agreement.

H. Licensor shall notify Licensee promptly if Licensor becomes aware of any event, circumstance, transaction or occurrence that would make any of the representations or warranties of Licensor contained in this Agreement not true in any respect.

I. Licensor shall promptly deliver to Licensee any and all written notices and/or other written communications delivered to or received from: (1) any Person challenging or questioning the validity, ownership, use, enforceability, registerability and/or licensing of any of the Trademarks, (2) any Person challenging or questioning the validity of this Agreement or the licenses and rights granted under and pursuant to this Agreement, and/or (3) any governmental authority in regards to the validity, ownership, use, enforceability, registerability and/or licensing of any of the Trademarks.

J.   Licensor shall not license or permit any other party, including Affiliates of Licensor, to use the IRRETI Marks, except as set forth in this Agreement.

X.   INDEMNIFICATION

A.   <u>By Licensor</u>.   Licensor shall, and shall cause each of its Affiliates to, indemnify, defend and hold Licensee and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (the "Licensee Indemnified Parties") harmless from and against any liability, losses, damages, claims, liens, expenses or causes of action including, but not limited to, reasonable legal fees and expenses ("Damages") that may be incurred by any of the Licensee Indemnified Parties, arising directly or indirectly out of, or in connection with, any willful or grossly negligent breach of this Agreement by Licensor.   In the event of any claim by a third party that the use of Trademarks by Licensee or its Sublicensees as permitted by this Agreement violates any claim of right or ownership of any third party, Licensee shall provide Licensor with prompt written notice of such claim and Licensor shall have the right to assume control of the defense of any such claim; <u>provided</u>, that Licensor shall indemnify, defend and hold the Licensee Indemnified Parties harmless from and against all Damages that may be incurred by any Licensee Indemnified Party, arising directly or indirectly out of, or in connection with, any claim with respect to which Licensor elects to assume control of the defense.

B.   <u>By Licensee</u>.   Licensee shall, and shall cause each of its Sublicensees to, indemnify, defend and hold Licensor and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (the "Licensor Indemnified Parties") harmless from and against any liability, losses, damages, claims, liens, expenses or causes of action including, but not limited to, reasonable legal fees and expenses that may be incurred by any of the Licensor Indemnified Parties arising directly or indirectly out of, or in connection with, Licensee's or such Sublicensee's (1) use of any of the Trademarks, (2) any act or omission to act by Licensee or any Sublicensee constituting a breach under this Agreement, or (3) use of any of the Trademarks in a manner other than as permitted in this Agreement.   Licensor shall provide Licensee with prompt written notice of any claim for which indemnification is sought and shall have the right to participate in the defense of any such claim.

XI.   BINDING EFFECT

This Agreement shall be binding upon, and inure to the benefit of, the successors and assigns, if any, of each party hereto.

XII.   GOVERNING LAW; JURISDICTION

This Agreement shall be subject to and governed by the internal laws of the State of Illinois and the United States of America including, but not limited to, the Lanham Act (15 U.S.C. § 1051 <u>et</u> <u>seq.</u>), without regard to principles of choice of law. The parties each agree that all disputes arising hereunder shall be tried in the federal and state courts located in Cook

County, State of Illinois, and each party hereby agrees to submit to the exclusive jurisdiction of such courts.

XIII. WAIVER

Either party's failure to exercise any right under this Agreement shall not constitute a waiver of any other terms or conditions of this Agreement with respect to any other or subsequent breach, nor a waiver by such party of its right at any time thereafter to require exact and strict compliance with the terms of this Agreement.

XIV. INDEPENDENT CONTRACTORS

The parties acknowledge and agree that they are dealing with each other hereunder as independent contractors. Nothing contained in the Agreement shall be interpreted as constituting either party the joint venturer or partner of the other party or as conferring upon either party the power or authority to bind the other party in any transaction with third parties.

XV. EQUITABLE RELIEF AND MONETARY DAMAGES

Each party hereto recognizes and acknowledges that a breach by the other party to this Agreement will cause irreparable damage to the non-breaching party which cannot be readily remedied in monetary damages in an action at law. In the event of any default or breach by either party, the non-breaching party shall be entitled to seek immediate injunctive relief to prevent such irreparable harm, loss or dilution in addition to any other remedies available. Nothing herein shall limit a non-breaching party's right to seek monetary damages with respect to a breach.

XVI. ENTIRE AGREEMENT

This Agreement, including the exhibits and attachments hereto, and the Merger Agreement (as defined below) and the Ancillary Agreements (as defined in the Merger Agreement) each of which are hereto incorporated by reference herein, constitute the entire agreement between the parties and contains all of the terms and conditions of the agreement between the parties with respect to the subject matter hereof. This Agreement supersedes any and all other agreements, whether oral or written, between the parties hereto, including any Affiliates of Licensee, with respect to the subject matter hereof. No change or modification of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto.

XVII. SEVERABILITY

If any provisions of this Agreement, or the application of any such provisions to parties hereto, shall be held by a court of competent jurisdiction to be unlawful or unenforceable, the remaining provisions of this Agreement shall nevertheless be valid, enforceable and shall remain in full force and effect, and shall not be affected, impaired or invalidated in any manner.

XVIII. HEADINGS

The headings in this Agreement are inserted for convenience only and are not to be considered in the interpretation or construction of the provisions hereof.

XIX. NOTICES

All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered: (1) when delivered personally or by commercial messenger; (2) one business day following deposit with a recognized overnight courier service, provided such deposit occurs prior to the deadline imposed by such service for overnight delivery; (3) when transmitted, if sent by facsimile copy, provided confirmation of receipt is received by sender and such notice is sent by an additional method provided hereunder, in each case above provided such communication is addressed to the intended recipient thereof as set forth below:

LICENSOR:	LICENSEE:
The Inland Real Estate Group, Inc.	Inland Retail Real Estate Trust, Inc.
2901 Butterfield Road	2901 Butterfield Road
Oak Brook, Illinois 60523	Oak Brook, Illinois 60523
Attn: Robert H. Baum, General Counsel	Attn: Barry Lazarus
	With a copy to:
	Inland Retail Real Estate Trust, Inc.
	2901 Butterfield Road
	Oak Brook, Illinois 60523
	Attention: Michael Moran

A party's addresses for notice may be changed from time to time by notice given to the other party in the manner herein provided for giving notice.

XX. FURTHER ASSURANCE

Each party to this Agreement agrees to execute and deliver any and all documents, and to perform any and all further acts that may be reasonably necessary to carry out the provisions of this Agreement and the transactions contemplated hereby.

XXI. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

XXII. ASSIGNMENT

Licensor may assign this Agreement to any of its direct or indirect, wholly-owned Affiliates, provided that Licensor concurrently assigns the Trademarks to such Affiliate. Licensee shall not assign this Agreement without the express written consent of Licensor.

XXIII. ARBITRATION

All disputes under this Agreement shall be governed by the arbitration provisions set forth in Section 10.4 of that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 10, 2004, by and among, Licensee, certain wholly-owned subsidiaries of Licensee, Inland Retail Real Estate Advisory Services, Inc., Inland Southern Management Corp. ("Southern"), Inland Southeast Management Corp. ("Southeast"), Inland Mid-Atlantic Management Corp. ("Mid-Atlantic"), certain shareholders of Southern, Southeast and Mid-Atlantic, Inland Real Estate Investment Corporation, Daniel Goodwin, not personally, but solely as agent for the Manager Shareholders (as defined in the Merger Agreement), and Licensor. For purposes of this Agreement, the arbitration provisions of the Merger Agreement shall be deemed to survive for the term of this Agreement and, if applicable, any Transition Period.

[SIGNATURES ON FOLLOWING PAGE]

WHEREAS, the parties have caused this Agreement to be duly executed as of the date set forth above.

THE INLAND REAL ESTATE GROUP, INC., an Illinois corporation

By: _____

Name: _____

Title: _____

INLAND RETAIL REAL ESTATE TRUST, INC., a Maryland corporation

By: _____

    Barry L. Lazarus

    President